2003

November

Filed by:  Anthem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:  WellPoint Health Networks Inc.

Commission File Number:  1-13083

SAFE HARBOR STATEMENT UNDER THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995

This presentation contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint
Health Networks Inc. (“WellPoint”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private
Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts.  Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements.  These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services;
and statements regarding future performance.  Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and
WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include:
those discussed and identified in public filings with the U.S. Securities and Exchange Commission
(“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs;
increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology;
a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with
WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and
general economic downturns.  Readers are cautioned not to place undue reliance on these forward-
looking statements that speak only as of the date hereof.  Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly
Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This presentation may be deemed to be solicitation material in respect of the proposed merger of
Anthem and WellPoint.  In connection with the proposed transaction, a registration statement on
Form S-4 will be filed with the SEC.  SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF
WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER
RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY
STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE
THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of
WellPoint.  Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle,
Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand
Oaks, CA 91362.

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Anthem’s Current Report on Form 8-K, which was filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation.  Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for Wellpoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A.  Additional information regarding the interests of Anthem’s and
WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

PARTICIPANTS IN SOLICITATION

Today’s Agenda

Financial results

Third quarter

Membership growth

WellPoint merger

Q&A and open discussion

Financial Results

Financial Highlights Three Months Ended
September 30, 2003

Financials

Diluted earnings per share of $1.38 exceeded the
investor consensus estimate and improved over prior
year third quarter by 7.0%

Financial Highlights Nine Months Ended
September 30, 2003

Diluted earnings per share of $3.98 improved over prior
year-to-date by 20.6%

Summary Results of Operations: Nine Months Ended
September 30, 2003

Financials

($ in millions except EPS)

(1) Administrative expense ratio calculated using total operating revenue.

Actual

Change

Prior Year
2002

Membership (000s)

11,847

10,952

8%

Operating Revenue

$12,260.9

$9,090.2

35%

Net Income

565.5

377.2

50%

Net income per diluted share

$3.98

$3.30

21%

Benefit Expense Ratio

81.3%

83.1%

(180) bp

Admin. Expense Ratio(1)

18.5%

19.1%

(60) bp

Income before taxes and
minority interest as a
percentage of total revenue

7.1%

5.8%

130 bp

2003

Operating Gain by Segment Nine Months Ended
September 30, 2003

(in millions)

Actual
2003

Prior Year
2002

Operating Gain (Loss):

Financials

(1) If Anthem had owned Trigon for the entire nine months ended September 2002, operating results would have included an additional $117.9 million in operating gain. These amounts have been reclassified to Anthem’s presentation format.

Change

Midwest

$323.6

$182.9

77%

East

212.8

156.8

36%

Southeast(1)

243.4

46.3

-

West

79.9

49.3

62%

Regional Health Segments

859.7

435.3

97%

Specialty

47.6

38.6

23%

Other

(97.4)

(55.2)

76%

Peer Information Compared to Anthem - 2004

Financials

Peer

Average (A)

Top 2 Peer

Average (B)

Operating Revenue Growth

8.2%

11.5%

Low double-
digit growth

Administrative Expense Ratio

18.4%

16.5%

17.8% - 18.3%

Benefit Expense Ratio

83.0%

81.8%

82% - 83%

Diluted Earnings per Share Growth

13.9%

17.1%

13% - 16%

Membership Growth

1.8%

3.5%

4% - 6%

(A) Peers include: Aetna, Cigna, Health Net, Humana, UnitedHealth, WellChoice and WellPoint.

(B) Top 2 peer average is the weighted average performance metric for UnitedHealth and WellPoint.

Anthem
Guidance

Membership Growth

Sept-03

Dec-02

Chg

%Chg

Total Membership by Region

Membership in 000s

Midwest

5,624

5,234

390

7.5%

East

2,621

2,434

187

7.7%

Southeast

2,671

2,549

122

4.8%

West

931

836

95

11.4%

Total

11,847

11,053

794

7.2%

Sept-03

Dec-02

Chg

%Chg

Total Membership by Funding
Arrangement

Membership in 000s

Total

11,847

11,053

794

7.2%

Large Group

3,868

3,867

1

---

Small Group

1,223

1,168

55

4.7%

Individual

1,182

1,084

98

9.0%

National

Natl Excl. BlueCard

1,765

1,532

233

15.2%

BlueCard

2,809

2,419

390

16.1%

Total National

4,574

3,951

623

15.8%

Medicare + Choice

96

103

(7)

(6.8%)

FEP

699

677

22

3.2%

Medicaid

205

203

2

1.0%

Sept-03

Dec-02

Chg

%Chg

Total Membership by Funding
Arrangement (cont.)

Membership in 000s

Fully Insured

5,479

5,436

43

0.8%

ASO

6,368

5,617

751

13.4%

Total

11,847

11,053

794

7.2%

SM

WellPoint Overview

WellPoint is the second largest health plan in
the U.S.

14 million medical members

49 million specialty members

20,000 associates

$13.9 billion in assets

$19.4 billion in revenue

Fortune Magazine’s “Most Admired” health care
company

Anthem

Blue Cross of California
BlueCross BlueShield of Georgia
BlueCross BlueShield of Missouri
BlueCross & BlueShield United of Wisconsin
HealthLink
UniCare

16

WellPoint: Family of Companies

Blue Cross of California

Blue Cross Blue Shield of Georgia

Blue Cross Blue Shield of Missouri

Blue Cross Blue Shield of Wisconsin*

Unicare

Specialty:  Pharmacy, Dental and Vision, Behavioral,
Life, Disability, Worker’s Compensation

Health Link:  Network rental and administrative
services

*  Closed on September 23, 2003

WellPoint offers a broad range of medical and
specialty products.

Wellpoint: Recognition

BusinessWeek 50

Wellpoint ranked number two on
the magazines list of 50 best-
performing large public
corporations in the S&P500.

Fortune’s Most Admired Health
Care Company

Wellpoint topped FORTUNE’s list
for an unprecedented fifth
consecutive year.

Forbes Magazine Platinum List

Wellpoint named to list four years
in a row.  The company is
currently ranked as one of
America’s 400 Best big companies

Worth Magazine’s Best CEO
List

Leonard Schaeffer was named
one of America’s best CEOs for
the fourth consecutive year.

WORTH

Executive Female Magazine’s
Top 25 Companies for
Executive Women

Recognized for the three
consecutive years.

Executive

Female

Why Merge with WellPoint?

Creates the nation’s leading health benefits
company

Geographic diversification with local focus and
national reach

Growth opportunities in regional and national
markets

Building on combined strength to create
operating synergies

Operational excellence with strong, consistent
performance

Growth Opportunities

Utilize strong local presence to add members
in all segments

Introduce new products to under-served
markets

Offer an enhanced Specialty product portfolio

Penetrate fragmented markets

Complement portfolio with disciplined
acquisitions

Implement best practices across the enterprise

Use technology to support information-based
consumer decisions

Offer Per WellPoint Share:

$23.80 cash and 1 Anthem share

Offer Price1:

$101.06 per WellPoint share

Consideration:

76% stock, 24% cash

Expected Closing:

Mid-2004

Required Approvals:

Anthem and WellPoint
shareholders

State Departments of Insurance
and Other Regulators

Blue Cross Blue Shield
Association

Hart-Scott-Rodino

Transaction Summary

1  Based on Anthem closing price as of October 24, 2003

Transaction Summary

Name:                                                                                                                    WellPoint, Inc.*

Headquarters:

Indiana

Board Representation:

60% Anthem, 40% WellPoint

Chairman:

Leonard Schaeffer

President and CEO:

Larry Glasscock

Chief Financial Officer:

David Colby

Co-Heads of Integration:

Mike Smith, Alice Rosenblatt

*Anthem will continue to do business as Anthem Blue Cross and Blue Shield in markets we currently serve and WellPoint will use its brand names in states where it operates.

Reaching Across the Nation

Anthem

WellPoint

CO

OH

KY

VA

2

IN

GA

MO

NV

CA

ME

WI

TX

CT

NH

IL

UNICARE and HealthLink greater than
100K members

MA

Geographic Diversification

Combined Membership at 9/30/2003 = 26 million
(Excludes BlueCard Host Members for WellPoint)

Colorado

3%

Wisconsin

2%

New
Hampshire

2%

Maine

2%

Nevada

1%

California

26%

Virginia

10%

Ohio

10%

Georgia

8%

Indiana

7%

Missouri

6%

Connecticut

6%

Kentucky

5%

Non-Branded

12%

Creating Operating Synergies

Recognize at least $250 million in pre-tax synergies

Information technology

$75 million +

Specialty businesses

$75 million +

Operations

$50 million +

Corporate & Shared Services

$50 million +

Positioned to implement over 18 - 24 months: $50
million in 2004, $175 million in 2005, and $250 million
in 2006

Targets consistent with accomplishments in prior
transactions

Synergies represent approximately 4% to 5% of
combined administrative expenses

12
12
13
14
18
20
26
Anthem (ATH)
Cigna
Aetna
WellPoint (WLP)
United Healthcare (UNH)
UNH + MAMSI
ATH + WLP

17
19
19
19
28
31
36
Anthem (ATH)
Cigna
Aetna
WellPoint (WLP)
United Healthcare (UNH)
UNH + MAMSI
ATH + WLP

25

Industry Leading Size and Scale

Source: Latest company filings as of 9/30/03 or 6/30/03.

(a) Excludes BlueCard host membership for WellPoint.

(b) Latest 12 months(LTM) revenues as of 9/30/03 for Anthem, WellPoint and UnitedHealth.  LTM as of 6/30/03 for CIGNA,
Aetna and MAMSI.

(in millions)

($ in billions)

Membership(a)

Latest 12 Months Revenues(b)

Anthem

Revenue ($B)
After-tax Margin (%)¹
2000
2001
2002
2003E

Revenue ($B)
After-tax Margin (%)¹
2000
2001
2002
2003E

26

1 After-tax margin is calculated by dividing net income by total revenue.

Anthem

WellPoint

~$16.7

Operational Excellence

~$20.4

Mid-4%

Mid-4%

Revenue CAGR 24%

Revenue CAGR 30%

4.1%

$17.3

$12.4

$9.2

$13.3

$10.4

$8.8

4.1%

3.3%

2.6%

3.3%

3.7%

A Commitment to Values

WellPoint

Be customer-focused in everything
we do and everyone we serve

Take personal responsibility for
achieving planned results

Be a leader

Be creative and entrepreneurial

Embody ethics, pride, integrity and
passion in everything we do

Collaborate to achieve company
results

Respect and listen to others

Help the organization work faster,
simpler, smarter and more
profitably

Anthem

Customer focus

Commitment to
excellence

Continuous
improvement and
innovation

Results with integrity

Teamwork

Anthem

THE WALL STREET JOURNAL.

Anthem to Acquire WellPoint Health

Deal for Cash, Stock Valued At $16.4 Billion Will Create Managed-Care Behemoth

By ROBIN SIDEL and RHONDA RUNDLE
Staff Reporters of THE WALL STREET JOURNAL

The New York Times

Acquisition Would Create Nation's Largest Health Insurer

By MILT FREUDENHEIM

USA TODAY

Money

Health insurers' deals get mixed reactions

By Julie Appleby, USA TODAY

THE INDIANAPOLIS STAR

Anthem merger would create insurance giant

$16.4 billion deal keeps base in Indy

By Jeff Swiatek
jeff.swiatek@indystar.com
October 28, 2003

The nation's largest health benefits company will sit on Monument Circle if Anthem Inc. pulls off a $16.4 billion friendly acquisition of WellPoint Health Networks Inc., a larger, California-based rival.

Anthem's corporate offices occupy a four-story building Downtown on Monument Circle. -- Charlie Nye / The Star

28

Day One - The Reaction

October 28, 2003

October 27, 2003

October 28, 2003

October 28, 2003

Day One - The Reaction (cont.)

October 27, 2003

998 participated in the analyst call and 440 on
Webcast

More than 100 media inquiries to Anthem and WellPoint

8 broadcast interviews including:

Bloomberg

CNBC

175 print stories including:

The Chicago Tribune

The Los Angeles Times

The New York Times

The Wall Street Journal

The Washington Post

USA Today

The WellPoint Merger and Stock Price Performance

The 8% decline in Anthem’s stock
price after the deal was
announced was not unusual

In addition, the decline on the day
of the announcement was
relatively consistent with that
experienced with Trigon

WellPoint naturally saw an
8.5% increase in stock price the
day the deal was announced

Most of our other peers
experienced a stock price
decline the day the deal was
announced

Anthem Stock Price Performance*

Day One - The Reaction (cont.)

10/24/03

10/27/03

10/28/03

10/29/03

10/30/03

10/31/03

*ATH closing price on NYSE on day indicated

4/26/02

4/29/02

4/30/02

5/1/02

5/2/02

5/3/02

Increase/(Decrease)

10/27/03

-10.0%

-8.0%

-6.0%

-4.0%

-2.0%

0.0%

2.0%

ATH

UNH

AET

WC

HNT

HUM

CI

$65.00

$70.00

$75.00

$80.00

Day

Before

Day Of

1 Day

After

2 Days

After

3 Days

After

4 Days

After

During WLP

During TGH

What This Means for All Associates

Additional opportunities for professional
growth

Greater opportunities for advancement

Larger, growing company with an eye for
talent

Opportunity to leverage best practices

What Doesn’t Change

Our commitment to associates

Our commitment to communicating

Our focus on customers and the business
at hand

Our commitment to core values

What We Need You to Do

Stay focused -- Lots of excitement ahead

Remember the customer -- continue to give
exceptional service

Talk to your manager; support your peers

Best security comes from profitable growth

Together, we are making a difference and
heading in the right direction

Believe in the future

Next Steps

Filing S-4

Filing form A’s

Participating in regulatory hearings

Regulatory approval

Multiple states

Securities and Exchange Commission

Blue Cross Blue Shield Association

Shareholders of both companies

Transition planning teams being put in place

Anthem CFO Mike Smith co-leading team

Expected to close mid-2004

Summary of Key Points

Strong competitive position as a leading
health benefits company

Complementary cultures focused on
customer needs and quality service

Geographically diverse with strong local
focus and national reach

Significant operational synergies

Well positioned for future growth

The Challenge

“This is a good time for us to introduce
some new products that can compete
with them, while this acquisition
consumes their time and energy.”

- President and CEO of
PacifiCare Health Systems
(Source: The New York Times 10/30/03)

What questions do
you have?

Reminder: Follow-up & Expectations

Upon the conclusion of this session of Management
Meetings, you will receive a streamlined version of the
presentation (11/11/03) and talking points by e-mail to
share with your staff

Please remember

The reason that we send the presentation material after the end of all meetings is to ensure all management has had the opportunity to view before release to associates

Please share with your staff and submit any questions by
December 4, 2003

Allows 3 weeks for delivery (+2 extra days for Thanksgiving)

As usual, please update your information on the Notes
database

Any questions?

Contact Paul Branks

Open Forum

What Questions/Concerns
Do You Have About Our
Direction and Progress?